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UI
SECURITIES AN N
Was.

08030798

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40569

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alexander Dunham Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 South Grand Avenue
(No. and Street)

Los Angeles, CA 90071
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Somes (310) 234-3312
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
MAR 18 2008
Washington, DC
100

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP
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OATH OR AFFIRMATION

I, James D. Somes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Dunham Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

PLEASE SEE ATTACHED "CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT" 3-17-2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On 3-17-2008 before me, JULIE AUYEUNG LEVTOW, Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared James D. Somes
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JULIE AUYEUNG LEVTOW
Commission #1517417
Notary Public • California
Los Angeles County
My Comm. Expires Oct. 2, 2008

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Alexander Dunham Securities 2007 Audit.

Document Date: 3/5/2008 Number of Pages: 14

Signer(s) Other Than Named Above: ⌀

Capacity(ies) Claimed by Signer(s)

Signer's Name:	RIGHT THUMBPRINT OF SIGNER	Signer's Name:	RIGHT THUMBPRINT OF SIGNER
☐ Individual ☐ Corporate Officer — Title(s): ☐ Partner — ☐ Limited ☐ General ☐ Attorney in Fact ☐ Trustee ☐ Guardian or Conservator ☐ Other: Signer Is Representing:	Top of thumb here	☐ Individual ☐ Corporate Officer — Title(s): ☐ Partner — ☐ Limited ☐ General ☐ Attorney in Fact ☐ Trustee ☐ Guardian or Conservator ☐ Other: Signer Is Representing:	Top of thumb here

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Financial Statements
And
Independent Auditor's Report
Year Ended December 31, 2007

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alexander Dunham Securities, Inc.

We have audited the accompanying statement of financial condition of Alexander Dunham Securities, Inc. (a wholly-owned subsidiary of Alexander Dunham Capital Group, Inc.) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Dunham Securities, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

March 5, 2008
San Diego, California

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Statement of Financial Condition

December 31, 2007

ASSETS

Cash in bank	$ 7,879
Due from affiliate	171,144
Total assets	$ 179,023

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ -
Stockholder's equity	
Common stock, par value $1 per share, 1,000 shares authorized and 170 shares issued and outstanding	170
Paid-in capital	223,957
Treasury stock	(241,263)
Retained earnings	196,159
Total stockholder's equity	179,023
	$ 179,023

See notes to financial statements.

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Statement of Income

Year Ended December 31, 2007

Revenues	
Commissions	$ 5,000
Other income	35,363
Total revenues	40,363
Operating expenses	3,927
Net income	$36,436

See notes to financial statements.

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock	*Paid-in Capital*	*Treasury Stock*	*Retained Earnings*
Balance, beginning of year	$170	$223,957	$(241,263)	$159,723
Net income	-	-	-	36,436
Balance, end of year	$170	$223,957	$(241,263)	$196,159

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2007

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$36,436
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Due from affiliate	(35,854)
Accounts payable and accrued liabilities	(429)
Net cash from operating activities	153
Cash, beginning of year	7,726
Cash, end of year	$ 7,879
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ -

See notes to financial statements.

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Alexander Dunham Securities, Inc. (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of Alexander Dunham Capital Group, Inc.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Income Taxes. The Company files consolidated federal and state income tax returns. Deferred and current taxes are recorded on a separate company basis utilizing the liability method of accounting whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2007 reasonably approximate the fair values for financial instruments.

2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company's parent provided the use of facilities and other services valued at approximately $2,800.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

At December 31, 2007, the Company had no aggregate indebtedness. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2007, the Company had net capital of $7,879 which was $2,879 in excess of the amount required by the SEC.

Notes to Financial Statements

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

5. TREASURY STOCK

The Company is holding 169 shares of common stock as treasury stock. The amount of treasury stock is based on cost paid.

*****

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Total stockholder's equity	$179,023
Less non-allowable assets Due from affiliate	171,144
Net capital	7,879
Minimum net capital required	5,000
Excess net capital	$ 2,879
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2007.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Alexander Dunham Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Alexander Dunham Securities, Inc. ("the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

March 5, 2008
San Diego, California

END